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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                           WENDY'S INTERNATIONAL, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)


                        COMMON SHARES, WITHOUT PAR VALUE
      --------------------------------------------------------------------
                         (Title of Class of Securities)


                                   950590 10 9
       ------------------------------------------------------------------
                                 (CUSIP Number)



                      RONALD V. JOYCE, 227 BLUE RIDGE RISE,
            ---------------------------------------------------------
                            CALGARY ALBERTA, T2M 4N3
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                JOHN T. O'CONNOR
                       MILBANK, TWEED, HADLEY & McCLOY LLP
                            ONE CHASE MANHATTAN PLAZA
                               NEW YORK, NY 10005


                           Telephone: ( 212) 530-5548


                                   October 23, 2001
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             (Date of Event Which Requires Filing of this Statement)
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            If the filing person has previously filed a statement on Schedule
13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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CUSIP NO.:   950590 10 9

(1)   NAME OF REPORTING PERSON:  RONALD V. JOYCE

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)        [ ]

      (b)        [ ]

(3)   SEC USE ONLY



(4)   SOURCE OF FUNDS:   SC

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)       [ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:  CANADIAN

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)   SOLE VOTING POWER:            5,741,262

      (8)   SHARED VOTING POWER:          ---------

      (9)   SOLE DISPOSITIVE POWER:       5,741,262

      (10)  SHARED DISPOSITIVE POWER:     ---------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      5,741,262

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  Approximately 5% (1)

(14)  TYPE OF REPORTING PERSON:     IN



------------

(1) Based on the number of Company Common Shares outstanding on August 5, 2001 as reported in the Company's 10-Q filed on August 14, 2001.

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            This Statement constitutes Amendment No. 3 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 5, 1996, as amended by Amendment No. 1 thereto filed with the SEC on June 19, 1996 and Amendment No. 2 thereto filed with the SEC on September 23, 1998 (as so amended, the "Schedule 13D"), by Ronald V. Joyce (the "Reporting Person") with respect to the common shares, without par value (the "Common Shares"), of Wendy's International, Inc. (the "Company").

ITEM 4.     PURPOSE OF TRANSACTION.


Item 4 is hereby amended and replaced with the following:

      On October 23, 2001, the Reporting Person sold to the Company 9,708,738 exchangeable shares of WENTIM, LTD. ("WENTIM"), a subsidiary of the Company, which shares were exchangeable into 9,708,738 common shares of the Company. The Reporting Person continues to beneficially own 5,741,262 exchangeable shares of Company Common Shares.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Except as described in the preceding paragraph, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons referred to in Schedule I attached hereto, beneficially owns any shares of Common Shares.

            (b) The Reporting Person has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Shares owned by it.

            (c) Except as described in paragraph (a) above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons referred to in Schedule I attached hereto, has effected any transactions in the Common Shares during the past 60 days.

            (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by it.

            (e) Not applicable.
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                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2001



                                    By: /s/ Ronald V. Joyce
                                        --------------------
                                    Name:   Ronald V. Joyce